Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions, except for ratio of earnings to fixed charges)

The following table sets forth the ratios of earnings to fixed charges for MeadWestvaco Corporation, which we refer to as the Company, for the six months ended June 30, 2009, and for each year in the five-year period ended December 31, 2008.

	Six Months Ended June 30, 2009	Year Ended December 31,
		2008	2007	2006	2005	2004
Pre-tax income from continuing operations	$77	$79	$371	$80	$134	$319
Fixed charges	116	250	250	241	256	310

	193	329	621	321	390	629
Less: capitalized interest	(1)	(3)	(2)	(3)	(2)	(2)
Less: minority interests	—	—	—	—	—	(2)

Earnings	$192	$326	$619	$318	$388	$625

Interest expensed or capitalized	$105	$220	$221	$213	$230	$279
Estimated interest component of rental expense	11	30	29	28	26	31

Fixed charges	$116	$250	$250	$241	$256	$310

Ratio of earnings to fixed charges	1.6	1.3	2.5	1.3	1.5	2.0

For purposes of computing this ratio, “earnings” consist of pre-tax income from continuing operations adjusted for minority interests in consolidated subsidiaries and income or loss from equity investees plus “fixed charges” less capitalized interest and minority interests. “Fixed charges” consist of interest expensed or capitalized on all indebtedness, including amortization of discounts and capitalized expenses related to indebtedness and the implied interest component of the Company’s rent expense on operating leases.

There was no preferred stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends was identical to the ratio of earnings to fixed charges.